

March 12, 2019

Wei Fan
Chief Executive Officer
Proficient Alpha Acquisition Corp
40 Wall Street
29th Floor
New York, NY 10005

> **Re: PROFICIENT ALPHA ACQUISITION CORP**
> **Draft Registration Statement on Form S-1**
> **Submitted February 12, 2019**
> **CIK No. 0001764711**

Dear Mr. Fan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please provide brief disclosure here and full disclosure in the main section on the background of the sponsor and his relationship to management.

Effecting a Business Combination, page 3

2. We note your reference in the first and third paragraphs on page 4 to the need to obtain the opinion of an independent investment banking firm if the board is unable to independently determine the fair market value of a target business. Please clarify, consistent with

disclosure in your risk factor on page 28 entitled "We may not obtain a fairness opinion . . . ," that you have no obligation to obtain an opinion unless the target business you seek to acquire is affiliated with any of your officers, directors, or sponsors. Please also revise to clarify whether public shareholders will be able to read and rely on such opinion, if it is obtained.

Stockholder approval of, or tender offer in connection with, initial business combination, page 12

3. We note disclosure that if you hold a meeting to approve a proposed business combination, your sponsor, officers, directors and their affiliates could make purchases of units in the open market or in private transactions, either before or after you have mailed a proxy statement in order to influence the vote. Please revise to clarify how your affiliates will select which shareholders to purchase shares from in any private transaction. Also clarify whether your affiliates will select shareholders who have already submitted votes via proxy or at the meeting. Also revise to discuss how shareholders will be notified of the side purchases, other than on a Current Report on Form 8-K, prior to the closing of your shareholders meeting.

Principal Stockholders, page 65

4. We note disclosure on your cover page and elsewhere that the "founders'" shares include up to 375,000 shares subject to forfeiture to the extent that the underwriters' over-allotment option is not exercised.   We also note that the number of shares owned prior to and after the offering by your sponsor alone is reduced by 375,000 shares. Please describe the assumptions underlying this reduction in the number of shares your sponsor owns, and clarify whether the shares subject to forfeiture are only shares held by the sponsor, or whether there are other parties that also own "founders' shares" that are subject to forfeiture.

Exclusive Forum Selection, page 70

5. We note here and in your risk factor on page 30 entitled "Our amended and restated articles of incorporation will provide . . . ," that your forum selection provision identifies the Clark County Business Court of the State of Nevada as the exclusive forum for certain stockholder litigation matters. Please clarify whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Exchange Act and/or the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and state that shareholders will not be deemed to have waived the company's compliance with the

federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

General

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

7.   Please revise footnote 1 to the "Calculation of Registration Fee" table to specify the provision of Rule 457 of the Securities Act of 1933 you relied upon to calculate your registration fee.

Condensed Statements of Operations for the Period from July 27, 2018 (Inception) through September 30, 2018, page 88

8.   Please revise your next amendment to break out the material components of general and administrative expenses.   Please discuss any material trends between periods in Management's Discussion and Analysis of Financial Condition and Results of Operations.

You may contact David Irving, Staff Accountant, at 202-551-3321 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services